April 14, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Ocean Power Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-3
File No. 333-209517

Dear Ms. Ransom:

On behalf of our client, Ocean Power Technologies, Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 28, 2016, to the Company’s Registration Statement on Form S-3 (File No. 333-209517), originally filed with the Commission on February 12, 2016, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on March 18, 2016 (the “Registration Statement”). For your convenience, the Staff’s comments have been set forth below in bold face type in their entirety, with the Company’s response to a particular comment set out immediately beneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission with Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Plan of Distribution, page S-14

1.

We note your response to comment 3. Please explain how sales made at “prices related to such prevailing market prices” satisfy the definition of an “at the market offering” under Rule 415 of the Securities Act. It is unclear from your response that these sales would be made at other than a fixed price as required by the rule.

Response: In response to the Staff’s comment, we have revised the disclosure in the “Plan of Distribution” section of the Prospectus Supplement, and elsewhere throughout the Prospectus Supplement included in Amendment No. 2, to delete the reference to sales made at “prices related to such prevailing market prices,” and to clarify that sales will be made directly on The NASDAQ Capital Market, the existing market for our common stock, or any other existing trading market for our common stock, “at market prices prevailing at the time of sale.”

Mara L. Ransom

United States Securities and Exchange Commission

April 14, 2016

2.

As requested in prior comment 4, please disclose in your prospectus supplement that prior to each sale of securities pursuant to the At the Market Offering Agreement between the company and Wainwright, you will file a prospectus supplement which includes all the necessary information required by Rule 424. Please also confirm that you will file a prospectus pursuant to Rule 424 at the time of each take-down, including the first take-down following effectiveness of this registration statement.

Response: In response to the Staff’s comment, we have disclosed in the Prospectus Supplement included in Amendment No. 2 that, prior to each sale of securities pursuant to the At the Market Offering Agreement between the Company and Wainwright, the Company will file a prospectus supplement which includes all the necessary information required by Rule 424. Also in response to the Staff’s comment, the Company hereby confirms that it will file a prospectus pursuant to Rule 424 at the time of each take-down, including the first take-down following effectiveness of the Registration Statement.

*            *            *

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Mark Featherstone, the Company’s Chief Financial Officer, at (609) 730-0400, extension 242, or me at (215) 665-5583.

Sincerely,

/s/ Ellen Canan Grady

Ellen Canan Grady

cc:           Daniel Porco, Esq., U.S. Securities and Exchange Commission

Jennifer Lopez, Esq. U.S. Securities and Exchange Commission

Mark Featherstone, Ocean Power Technologies, Inc.

John W. Lawrence, Esq., Ocean Power Technologies, Inc.

Joseph A. Smith, Esq., Ellenoff, Grossman & Schole LLP

John J. Hart, Esq., Ellenoff, Grossman & Schole LLP